Exhibit 99.2

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Investor Relations Contacts:
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KCSA Worldwide
Lee Roth / Marybeth Csaby
212-896-1209 / 212-896-1236
lroth@kcsa.com / mcsaby@kcsa.com
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   TTI Telecom to Report First Quarter 2007 Financial Results on May 14, 2007
                 - Conference Call Scheduled for 9:00 a.m. EDT-

Petach Tikva, Israel - May x, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), (`TTI Telecom'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced that the Company will release first quarter 2007 results on Monday, May 14, 2007, during pre-market hours.

Management will host a conference call at 9:00 a.m. EDT for interested investors and analysts.

To participate, please call the following teleconferencing numbers at least five minutes before the scheduled start time: 1-? 800-322-9079 in the U.S., or 1-973-582-2717 internationally. Participants will be asked to provide the following access code: 8794593.

For those unable to participate in the live call, a replay will be available from May 14, 2007 at 11:00 a.m., EDT, through May 18, 2007 at 11:59 p.m., EDT.

To access the replay, please call 1-877-519-4471 in the U.S., and 1-973-341-3080 internationally. The Access code for the replay is 8794593.

Additionally, the call will be available as a Webcast at www.tti-telecom.com and www.kcsa.com. Following the live presentation, the Webcast will be archived for 90 days.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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